

News Release



JINCHUAN DELAYS CLOSING OF KWALE TRANSACTION

TORONTO – November 7, 2008 - Jinchuan Group Limited ('Jinchuan') has informed Tiomin Resources Inc. ('Tiomin' or the 'Company') (TSX: TIO) that it will not close the transaction described in the Memorandum of Understanding ('MOU') press released on July 29 2008 because it is still doing due diligence. In the proposed transaction, Jinchuan acquires of 70% of Tiomin Kenya Limited ('TKL'), a wholly owned subsidiary of Tiomin that owns 100% of the Kwale Mineral Sands Project ('Kwale' or 'the project'), for US$25 million invested into TKL and a commitment to finance and build the project, subject to positive economics. The MOU scheduled the transaction to close on November 1. In addition, Jinchuan notes that the Government of Kenya ('GoK') has not completed the remaining bureaucratic steps required for the transaction to close. Representatives from Jinchuan and Tiomin recently travelled to Kenya to meet with government officials working to resolve issues delaying the transaction.

Robert Jackson, President and CEO of Tiomin said "Tiomin's management shares our investors' extreme frustration at this unreasonable delay. Tiomin has acted in good faith and we are very disappointed. If the closing continues to be delayed, we will consider terminating the MOU on the grounds of unreasonable delay".

Tiomin will issue another press release when further material information is available.

To find out more about Tiomin Resources Inc. and Jinchuan Group Ltd., please visit the company websites at www.tiomin.com and www.jnmc.com.

For further information on Tiomin please contact:
Jim O'Neill, VP Corporate Controller and Investor Relations
E-Mail: joneill@tiomin.com Phone: 416-350-3779, ext. 231